UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. today reported that its corporate partner, Boston Scientific Corp. announced nine-month results from its TAXUS VI clinical trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  May 25, 2004

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Tuesday May 25, 2004

Item 3

News Release

A press release providing notice of the material change was issued on Tuesday May 25, 2004 via Canada NewsWire and PR Newswire.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. today reported that its corporate partner, Boston Scientific Corp. announced nine-month results from its TAXUS VI clinical trial.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not filed on a confidential basis

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Contact:                 David M. Hall, Chief Financial Officer
Telephone:             (604) 221-7676

Dated at the City of Vancouver, in the Province of British Columbia, this 25th day of May, 2004.

Angiotech Pharmaceuticals, Inc.

By:

/s/ David M. Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
Tuesday, May 25, 2004

ANGIOTECH PARTNER ANNOUNCES POSITIVE RESULTS

FROM ITS TAXUS VI DRUG-ELUTING STENT TRIAL

Results support safety and efficacy of moderate-release formulation in high-risk patients, including long lesions with overlapping stents, small vessels and diabetics

VANCOUVER, MAY 25, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, today reported that its corporate partner, Boston Scientific Corp. announced nine-month results from its TAXUS VI clinical trial.  The trial enrolled 448 patients at 44 sites in Europe, assessing the safety and efficacy of a moderate-release formulation paclitaxel-eluting stent in high-risk patients, including long lesions with overlapping stents, small vessels and diabetics.  Boston made the announcement at the annual Paris Course on Revascularization, the largest interventional cardiology conference in Europe.

The randomized, double-blind trial is designed to assess a moderate-release paclitaxel-eluting coronary stent system in reducing restenosis in long de novo lesions (18 – 40 mm in length and 2.5 – 3.75 mm in diameter).  The study is using Boston Scientific’s TAXUS™ Express™ coronary stent system.

“These remarkable results provide strong support for the safety and efficacy of polymer-based delivery of paclitaxel in treating coronary artery disease in complex cases,” said Jim Tobin, President and Chief Executive Officer of Boston Scientific.  “Today’s data is consistent with earlier TAXUS trials, supporting the conclusion that the moderate-release formulation is as safe and effective as the slow-release formulation.  The TAXUS VI outcomes demonstrate reductions in TVR, TLR and binary restenosis similar to those trials, but in higher-risk patients.  We are pleased that even in this challenging patient group, the TAXUS stent system proved particularly effective in diabetic patients.  When comparing TAXUS VI to other TAXUS trials, it is important to keep in mind that TAXUS VI represents a much higher bar.  For example, the average lesion length in TAXUS IV was approximately 13 mm, while in TAXUS VI it was approximately 21 mm.  TAXUS VI had the longest mean lesion length and the highest-risk patient population of any drug-eluting stent trial to date, yet the results were still outstanding.”

Revascularization rates

The study’s primary endpoint was target vessel revascularization (symptom-driven repeat revascularization of the target vessel, or TVR).  The TVR rate of 9.1 percent in the TAXUS group was significantly lower than the control group rate of 19.4 percent (P=0.0027).  The study reported a target lesion revascularization (TLR) rate of 6.8 percent in the TAXUS group compared with 18.9 percent in the control group (P=0.0001).  TLR – or retreatment rate – is one of the most important indicators of the performance of drug-eluting stent technology.

Safety

The results supported safety as demonstrated by low rates of Major Adverse Cardiac Events (MACE), which include death, myocardial infarction (MI; Q-wave and non-Q-wave) and TVR.  The study reported a 16.4 percent MACE rate at nine months in the TAXUS group compared with 22.5 percent in the control group.  This reduction was due to the lower TLR rate in the TAXUS group compared with the control group.  In addition, stent thrombosis rates in the TAXUS group were low (0.5 percent or 1/219 patients) compared to the control group (1.3 percent or 3/227 patients) (p=0.62), indicating comparable safety of drug-eluting stents and bare metal stents.

Efficacy

The study reported an in-segment (stented vessel segment plus 5 mm beyond each end of the stent) binary restenosis rate of 12.4 percent in the TAXUS group compared with 35.7 percent in the control group (P=<0.0001) (binary restenosis is defined as 50 percent or greater vessel re-occlusion).  The study reported an in-stent binary restenosis rate of 9.1 percent in the TAXUS group compared with 32.9 percent in the control group (P=<0.0001).  In addition, the study found significant improvements in the more sensitive, quantitative angiographic measurements (in-segment, in-stent and at the edges), such as in-segment percent diameter stenosis (30.4 percent in the TAXUS group versus 45.4 percent in the control group, P=<0.0001), in-segment minimum lumen diameter (1.97 mm in the TAXUS group versus 1.51 mm in the control group; P=0.0001) and in-segment late lumen loss (0.24 mm in the TAXUS group versus 0.66 mm in the control group; P=<0.0001).

Diabetic patients

The diabetic population in the TAXUS group reported an in-segment binary restenosis rate of 10.8 percent compared with 47.6 percent in the control group (P=0.0005).  Binary restenosis in the TAXUS group diabetic population was comparable to that of non-diabetic patients in the TAXUS group.  Medically treated diabetic patients represent approximately 20 percent of the overall patient population in the study.  The TLR rate for the medically treated diabetic sub-population of the TAXUS group was 2.6 percent compared with 22 percent in the control group (P=0.0103).  Diabetic patients are more likely than non-diabetic patients to experience restenosis following angioplasty and stenting with bare metal stents, and may stand to benefit substantially from drug-eluting stent technology.  In addition to the improved restenosis rates, marked improvement in late loss was also seen in the diabetic population of the TAXUS group compared to the bare metal stent control group (0.19 mm versus 0.81 mm; P=<0.0001).  Diabetic patients are expected to represent approximately 40 percent of coronary interventions.

“These findings represent further evidence that the TAXUS system is effective in treating de novo coronary artery disease across a wide range of patients,” said Professor Eberhard Grube, M.D., Chief of Cardiology/Angiology at the Heart Center in Siegburg, Germany, and Co-Principal Investigator of the TAXUS VI trial.  “Not only did the trial meet its primary endpoint of TVR, but the low reintervention and restenosis rates are particularly noteworthy given the average lesion length of more than 20 mm in this study.”

“The low MACE, TVR and stent thrombosis rates seen in TAXUS VI demonstrate that the TAXUS stent system is safe and effective using the moderate-release formulation,” said Keith Dawkins, M.D., Consultant Cardiologist, Wessex Cardiothoracic Centre Southampton University Hospital, Southampton, England, and Co-Principal Investigator of the TAXUS VI trial.  “This outcome is especially significant given the higher-risk patient population studied in the trial.  More importantly, it helps prove that TAXUS is safe in both slow- and moderate-release formulations.”

The TAXUS technology is Boston Scientific’s proprietary polymer-based, paclitaxel-eluting stent system for reducing coronary restenosis, the growth of neointimal tissue within an artery after angioplasty and stenting.  Boston Scientific launched the TAXUS™ Express2™ paclitaxel-eluting coronary stent system in Europe and other international markets in February 2003 and in the United States in March 2004.  Today Boston Scientific is the global leader in the drug-eluting coronary stent market.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties.  For more information, please visit: www.bostonscientific.com.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSE: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Ian Harper, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

#   #   #